

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 3, 2009

By U.S. Mail and Facsimile to: (866) 720-7307; (212) 225-3999

Julie A. Bell Lindsay
Citigroup Inc.
1101 Pennsylvania Ave NW
Suite 1000
Washington, DC 20004

> **Re: Citigroup Inc.**
> **Registration Statement on Form S-4**
>   **(Filed March 19, 2009, File No. 333-158100)**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **(Filed February 27, 2009, File No. 001-09924)**
> **Current Report on Form 8-K**
>   **(Filed March 10, 2009, File No. 001-09924)**
> **Preliminary Proxy Statement (Public Preferred Stock Amendments)**
>   **(Filed March 19, 2009, File No. 001-09924)**
> **Preliminary Proxy Statement (Common Stock Amendments)**
>   **(Filed March 19, 2009, File No. 001-09924)**

Dear Ms. Lindsay:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1.   Please tell us whether you believe each of the series of securities is a separate class of subject security for purposes of Rule 13e-4 and Regulation 14E. In this regard, we note that the Series E preferred and 8.3% E-TRUPS are not registered classes of securities under Section 12. Please also address whether Citigroup Capital XXI is an issuer within the meaning of Rule 13e-4(a)(1). In providing this analysis, please advise whether or not Citigroup, as the presumptive offeror in these exchange offers, is viewed as an issuer of any of the Trust Preferred securities within the meaning of Rule 13e-4(a)(1).

2.   Please confirm that you will file a Schedule TO-I in connection with this exchange offer as soon as practicable on the date of commencement. Refer to Rule 13e-4(c)(2). Alternatively, please provide us with a brief legal analysis explaining why Citigroup, as the stated offeror, is not required to make a Schedule TO-I filing.

3.   Confirm for us that the exchange offer will be open for a full 20 business days, as required by Rule 14e-1(a). See Rule 13e-4(a)(3) for additional guidance on the definition of "business day."

4.   We note that the subject classes of securities in the privately negotiated exchange offers are preferred stock. Please confirm that you will file a Schedule TO-I for these privately negotiated exchange offers or provide us with your analysis as to why the privately negotiated exchange offers are not tender offers. Refer to Rule 13e-4(a)(1) and (2) and Rule 3a11-1.

5.   In a number of instances in the prospectus, you incorporate and/or qualify information by reference to information outside the prospectus. You may incorporate or qualify information inside the prospectus by reference to information outside the prospectus only where incorporation or the summary of a document is required. For example, you incorporate by reference to the proxy statements related to the Preferred Stock Proposals and Common Stock Proposals on pages 9 and 10. Please revise throughout the prospectus accordingly. Refer to Securities Act Rule 411. Please also revise to confirm that all descriptions that are currently qualified by reference are materially complete.

6.   We note that you are requiring holders to take action in favor of the Preferred Stock Proposals and the Common Stock Proposals, as applicable, as a condition to validly tender their Subject Securities. Please revise to include in the prospectus all of the information required in a proxy statement pursuant to Section 14(a) of the Exchange Act with respect to each of the relevant proposals.

7.   Citigroup is relying on NYSE rule 312.05 in order to forgo the requirement that shareholders approve transactions that could lead to the issuance of more than 20% of the equity of a registrant. Rule 312.05 permits a company to forgo shareholder approval where the "financial viability of the company" may be jeopardized by taking the time to seek approval. Please revise the registration statement to address how a delay in completing the share exchange and the associated transactions with the private holders and the U.S. Government might adversely affect the company, beyond the increase in tangible common equity. In that regard, we note the disclosure on page 8 that Citigroup "has been very well capitalized". Also, please provide shareholders with information as to the impact on Citigroup and their investments in the various classes of preferred and trust preferred securities if the consent agreements do not garner the required votes to pass.

8.   Please file a draft of the letter of transmittal, including the voting agreement, as an exhibit to the registration statement. Please also file the legality and tax opinions as exhibits to your next amendment.

9.   Please revise to include an expanded description of how the proposed stock exchange will affect your reported capital ratios, quantifying that impact in basis points where possible. Please include a discussion of how the proposed stock exchange will affect your trust preferred securities included in Tier 1 Capital.

10.   To the extent any of the comments on the registration statement on Form S-4 are applicable to either of the preliminary proxy statements, please revise those documents accordingly.

Fee Table

11.   We note that the Public Preferred Depositary Exchange Offers are for any and all Public Preferred Depositary Shares, which includes Series T Preferred Stock; however, it appears that you have registered an amount that assumes that none of the Series T Preferred Stock is accepted for exchange. Refer to footnote 1 to the fee table. Please revise to recalculate the fee table to assume that the exchange offer related to the Series T Preferred Stock is fully subscribed, or advise us.

Cover Page of Prospectus

12.   Please state the maximum number of shares of common stock being offered for exchange on the cover page of the prospectus.

13.   We note the disclosure on the cover page of the prospectus informing holders that in order to validly tender Subject Securities, they must take action in favor of the

various proposals covered in the proxy statements. Please revise throughout the prospectus to highlight this fact at the beginning of the sections in which you describe the procedures for tendering Subject Securities. Please also include risk factor disclosure addressing the fact that a holder may not have the option to validly tender Subject Securities and not take action in favor of all applicable proposals.

Questions and Answers About The Exchange Offers, page 3

What are the key terms of the Trust Preferred Exchange Offer, page 3

14.   Please revise throughout your document to clarify that the holders of trust preferred securities will not know the actual Remaining Amount until after expiration of the offer.

Summary, page 7

Summary Terms of the Exchange Offers, page 11

Public Preferred Depositary Exchange Offers, page 11

15.   Please revise the first bullet point on page 12 to disclose what action will be taken by the written consent referenced in the bullet point.

Trust Preferred Exchange Offer, page 13

16.   We note that on pages 14 and 42 you state that you will determine the final prorationing factor "as soon as practicable" after the expiration date. Please revise or explain to us how you are complying with Rule 14e-1(c) and the requirement to pay the consideration or return the securities "promptly" after the termination of the offer.

Fractional Shares, page 17

17.   Please disclose when the company will pay cash in lieu of fractional shares of common stock. Refer to Exchange Act Rule 13e-4(f)(5).

Consequences of Failure to Exchange Subject Securities, page 18

18.   We note the disclosure that you currently expect to continue making distributions on your Trust Preferred Securities in accordance with their current terms. Please tell us, with a view towards revised disclosure, under what circumstances the company will stop making distributions on its Trust Preferred Securities in accordance with their terms.

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Balance Sheets, page 22

19.   Please provide a narrative discussion of how the pro forma financial statements would change based on both an increase and a decrease to the assumed closing price of $1.50 per share.

20.   We also note that your actual financial information will be determined based on the closing price of your common stock on the day the investors and Citigroup legally commit to the exchange. Please revise your pro forma information to reflect a more recent common stock price, such as the end of the first quarter 2009.

21.   Please revise to disclose your rationale for assuming that none of the Trust Preferred Securities will be exchanged for common stock in both the "high participation scenario" and "low participation scenario." Additionally, please revise to expand upon the assumption that no Series T, E, F, and AA will be converted in the low participation scenario.

22.   In your introductory narrative or in a footnote to the pro forma financial statements, please revise to disclose the impact to your pro forma financial information if your common shareholders do not approve the authorization of additional shares of common stock.

Pro Forma Earnings Implications, page 27

23.   Please revise to fully comply with Article 11 of Regulation S-X. In this regard, please revise to omit non-recurring items such as the pro forma retained earnings impact as shown in your tabular disclosure of Pro Forma Earnings Implications.

Annualized Earnings Implications, page 28

24.   Please tell us the intended purpose of the Annualized Earnings Implications table, and tell us why you believe that purpose cannot be captured or reflected in a pro forma earnings statement that appropriately complies with Article 11 of Regulation S-X.

Risk Factors, page 29

The value of the Common Stock being offered in the Exchange Offers…, page 29

25.   Please revise to clarify that the implied discount may change if the price of the

company's common stock fluctuates after the date of the prospectus. Please also state to which of the Subject Securities each implied discount applies.

Holders of Trust Preferred Securities that participate in the Exchange Offers…, page 31

26.   Please revise to clarify, if accurate, that the company must accept for exchange the tender of a holder's Trust Preferred Securities in order for the holder to lose the right to future distributions.

Risks Related to the Issuance of a Significant Amount of Common Stock…, page 32

27.   Please revise to add a separate risk factor that discusses the risks related to the Capital Assistance Program stress testing, including the potential need to raise additional capital.

The Exchange Offers, page 35

28.   Please provide us with a brief legal analysis in support of Citigroup's conclusion that the "Trust Preferred Exchange Offer consists of a single offer with respect to all series of Trust Preferred Securities." To the extent Citigroup may be defined as an issuer under Rule 13e-4(a)(1), please note that Rule 13e-4(a)(2) defines the term "issuer tender offer" as a "tender offer for, or a request or invitation for tenders of, **any class** of equity security...." (emphasis added)

         If Citigroup revises its disclosure in response to the previous comment to indicate that each Trust Preferred exchange offer constitutes a separate tender offer for a separate class of security, please revise to state the minimum and maximum amount of securities that potentially may be purchased from each such class. In addition, please provide a brief illustrative table showing the range in amounts that may be purchased given the stated acceptance priority levels. In light of the acceptance priority levels, please also revise to indicate the exact circumstances under which proration may be required, if at all, on a per series—or per class, as the case may be—basis.

Terms of the Public Preferred Depositary Exchange Offers, page 39

29.   Please revise to discuss the reasons underlying the decision to discount the liquidation preference in each of the Public Preferred Depositary Exchange Offers and how the exchange factor was determined for each of the offers. Please include similar disclosure for the Trust Preferred Exchange Offer.

30.   Please also disclose how the company determined to value the common stock to be issued in the Exchange Offers at $3.25 per share.

Terms of the Trust Preferred Exchange Offer, page 40

31.   You state that the Trust Preferred Exchange Offer is "subject to the Aggregate
        Share Cap". Please tell us, with a view towards revised disclosure, how the
        Aggregate Share Cap would operate to limit the total number of shares of
        common stock offered in the Trust Preferred Exchange Offer. Please also revise
        the cover page of the prospectus accordingly.

Offer Consideration, page 41

32.   Please disclose the source of the U.S. dollar/U.K. pound exchange rate discussed
        in this section.

Acceptance Priority Levels; Prorationing, page 42

33.   Please revise the first paragraph of this section to clarify, if accurate, that the
        Remaining Amount will be equal to at least $76.35 million, and will be higher if
        the Public Preferred Depositary Exchange Offers are not fully subscribed. We
        note the disclosure in the last full paragraph on page 40.

Conditions of the Exchange Offers, page 42

34.   You state in the second full paragraph on page 44 that you reserve the right to
        waive a particular condition with respect to any one or more Exchange Offers and
        not with respect to any others. Please tell us, with a view towards revised
        disclosure, under what circumstances the company would treat security holders of
        different classes subject to the Exchange Offers differently.

35.   You state in the third full paragraph on page 44 that the company may waive or
        assert a condition to an Exchange Offer at any or various times. Please revise to
        clarify, if accurate, that the company may waive or assert a condition to an
        Exchange Offer at any or various times prior to the applicable expiration date.

Procedures for Tendering Subject Securities, page 45

36.   We note that on page 47 you state that you reserve the right to transfer or assign
        the right to acquire securities in this offer. Please confirm your understanding that
        any entity to which you assign the right to purchase shares in this offer must be
        included as a bidder in this offer. Adding additional bidders may require you to
        disseminate additional offer materials and to extend the term of the offer.

Security Ownership, page 50

37.   Revise this section to identify if any of the officers or directors listed has

indicated an intention to participate in the exchange.

Certain Legal and Regulatory Matters, page 51

38.   We note that the exchange is subject to the receipt of material regulatory approvals. Please revise to describe the applicable regulatory approvals or requirements. Refer to Item 1011(a)(2) of Regulation M-A.

Securities Issuable in the Exchange Offers and USG/Private Holders Transactions, page 52

39.   Please revise to disclose the assumptions relied upon to support the disclosure that 7,692 Interim Securities will be issued. We note the disclosure on page 16 that 11,540 Interim Securities are issuable assuming 100% participation in the USG/Private Holders Transactions.

40.   Please disclose in this section the number of shares of common stock that are outstanding as of a recent date.

Exhibits, page II-2

41.   Please file the private holder exchange agreements as exhibits. Refer to Item 1016(d) of Regulation M-A.

Form 10-K for the Fiscal Year Ended December 31, 2008

TARP and Other Regulatory Programs, page 44

42.   For both the October 2008 and the December 2008 issuances of preferred stock, we note that you allocated the proceeds between the preferred stock and warrants based on a relative fair value basis. Please tell us and revise future filings to disclose the specific methods and assumptions used to determine the fair value for the preferred stock and the warrants for the purposes of allocating the proceeds.

43.   We note your table on page 45 summarizing the assets covered under the loss sharing agreement. In order to give the reader a better understanding of the risk level of the covered assets, please address the following:

        a.   In future filings, please consider revising your disclosures related to the covered assets to discuss the quality of those assets. For example, quantify the amount of impaired or nonperforming loans, the amount of subprime or Alt-A loans, and the amount of below investment grade securities.

      b.   To the extent possible, in future filings, please consider revising your various discussions of asset quality, investment portfolios, etc. throughout the document to provide quantification of the amount of covered assets included in such presentations. For example, in footnote 16 on page 158 you provide various disclosures about your investment portfolio. To the extent that certain of your investments in an unrealized loss position are covered assets under the loss sharing agreement, please quantify the amount of such covered assets. Similarly, you disclose your nonperforming loans on page 55. Please revise that section in your future filings to quantify the amount of nonperforming loans that are also covered assets.

Balance Sheet Review – Other Assets, page 78

44.   Please tell us and revise future filings to discuss the reason for the significant increase in your Deposits with Banks balance between 2007 and 2008. Additionally, please consider revising future filings to include a description of this account in your financial statements.

Notes to Consolidated Financial Statements

Note 9. Retirement Benefits, page 144

45.   Please disclose in future filings how you define "long-term" as it relates to your expected long-term rate of return on plan assets. Also, please disclose what your actual return on plan assets has been for both 2008 and 2007.

Note 11. Income Taxes, page 152

46.   We note that you believe you have sufficient positive evidence to support that a deferred tax asset valuation allowance is not necessary as of December 31, 2008, despite the fact that you are in a cumulative three-year loss position at the end of the year. Please address the following:

      a.   Please tell us in detail how you concluded that you will generate sufficient net income in future periods such that a valuation allowance was not required. Please tell us the specific assumptions you made in your analysis, including the amount of projected net income for the periods over which you expect to utilize your deferred tax assets. Additionally, please tell us your basis for such assumptions.

      b.   Please tell us if there is any additional information you considered when determining that your deferred tax asset and net operating loss carry forwards will be realizable prior to their expiration. If so, please provide us with detailed information of these factors and how you used them in your analysis. For example, to the extent you considered reversal patterns of existing temporary differences in concluding that your deferred tax assets are realizable, please provide us with your analysis.

47.   We note that one of your tax planning strategies involves "repatriating low taxed foreign earnings for which an APB 23 assertion has not been made." Please tell us how you have considered these earnings in determining prior period tax provisions and whether you have recorded a deferred tax liability related to your foreign earnings for which you have not made an APB 23 assertion. Please provide us additional detail regarding how you intend to utilize them advantageously as support for fully realizing your deferred tax asset.

Note 16. Investments, page 158

48.   In order to promote transparency to investors and increase consistency within your disclosure, please revise future filings to address the following and provide us with your proposed disclosures:

   a.   Please provide additional detail on the composition of your available-for-sale mortgage-backed securities in a manner similar to your held-to-maturity disclosure on page 161.

   b.   Please revise to disclose the amount or percentage of investment grade held-to-maturity securities in an unrealized loss position for greater than 12 months at December 31, 2008.

49.   You disclose that you use a cash flow model to estimate future cash flows on underlying mortgages when assessing credit impairment for mortgage-backed securities. Please tell us and revise future filings to address the following:

   a.   Please describe in greater detail how you determined that you will receive all principal and interest payments for your available-for-sale and held-to-maturity mortgage-backed securities that are not investment grade and have been in an unrealized loss position for greater than 12 months as of December 31, 2008.

   b.   Please tell us how you concluded that your Alt-A and Subprime held-to-maturity mortgage-backed securities in a loss position for greater than 12 months at December 31, 2008 were not other than temporarily impaired. Please discuss the assumptions regarding your estimated cash flows, and tell us whether these securities have incurred any credit impairments. Please provide similar information for your available-for-sale portfolio, if applicable.

Note 23. Securitizations and Variable Interest Entities, page 175

50. Please provide us with additional background on why Citibank (South Dakota), N.A. entered into an agreement to provide liquidity to a third-party non-consolidated multi-seller commercial paper conduit that held a $3.6 billion bond issued by the Omni Trust. As part of your response, please address the following:

   a. Tell us whether the multi-seller conduit had a liquidity agreement with another third party prior to your 2008 agreement to provide a liquidity facility to the trust. If so, please tell us whether that party continues to provide liquidity to the trust. If not, please tell us why the original liquidity agreement was terminated.

   b. Tell us the total assets held by the multi-seller commercial paper conduit.

   c. Tell us whether you re-evaluated your conclusion that the multi-seller conduit is not a VIE under FIN 46R at the time they entered into the new liquidity agreement with Citibank (South Dakota), N.A.

   d. Tell us why Citibank (South Dakota), N.A. is required to act in its capacity as liquidity provider if Citibank (South Dakota), N.A. loses its A-1/P-1 credit rating. For example, tell us how the downgrade of the party that serves as the liquidity provider impacts the multi seller conduit and describe the steps that Citibank (South Dakota), N.A. would take under the agreement in such a scenario.

51. We note your disclosure that during 2008, Citibank (South Dakota), N.A. became the sole provider of a full-liquidity facility in 2008, which implies that the Dakota commercial paper program had an additional liquidity provider prior to this point. Please tell us the circumstances that caused Citibank (South Dakota), N.A. to become the sole liquidity provider in 2008. As part of your response, please provide clear quantification of Citigroup's and the third parties' interests in the Dakota commercial paper program of the Master Trust.

52. Please provide us with additional background on the purchase by Citibank (South Dakota), N.A. of subordinated bonds issued by the Omni Trust with an aggregate notional principal of $265 million. As part of your response, please address the following:

   a. Tell us how the issuance of subordinated notes by the Omni Trust would prevent the downgrade of all of Omni Trust's outstanding AAA and AA securities. Additionally, tell us how the Omni Trust is expected to repay the subordinated bonds.

        b.   Tell us whether another party could have purchased the subordinated bonds issued by the Omni Trust. As part of your response, please tell us whether the Omni Trust tried to sell the subordinated bonds to other parties.

        c.   Tell us how you concluded the additional issuance of subordinated notes by the Omni Trust did not impact qualified special purpose entity (QSPE) status under SFAS 140.

        d.   Tell us whether this purchase of subordinated bonds issued by the Omni Trust is related to your decision to enter into a liquidity agreement with a non-consolidated multi-seller conduit that holds a $3.6 billion bond issued by the Omni Trust.

        e.   Please provide clear quantification of Citigroup's and the third parties' interests in the Omni Trust and describe how those interests changed during 2008 and 2009.

53.   Please provide us with additional information regarding the issuance of a Class D note as well as the subordination of a portion of principal cash flows due to Citigroup in the form of non-certificated seller's interest as referred to on page 180. Specifically, please address the following:

        a.   Tell us whether you were obligated, explicitly or implicitly, to prevent the credit rating on the bonds from being downgraded below investment grade. If so, please tell us whether these specific actions were set out in the original Trust agreements.

        b.   Tell us in detail how such actions affect the relative parties' interests and how you considered whether such actions would affect the entity's status as a QSPE under SFAS 140.

<u>10-K Cross-Reference Index, page 239</u>

<u>Part III, page 239</u>

54.   You state that the information referred to in Item 402(a)(8) of Regulation S-K is not included in the Part III information incorporated by reference to the company's definitive proxy statement. Please confirm that all of the information required by Part III that has been omitted in reliance on General Instruction G(3) to Form 10-K is incorporated by reference to the company's definitive proxy statement. Please also remove the reference to Item 402(a)(8) of Regulation S-K in future filings.

11. Executive Compensation, page 239

Use of Compensation Consultants, page 50 of Definitive Proxy Statement on Schedule 14A filed March 20, 2009

55.   You state on page 28 of the definitive proxy statement that the company has retained Mercer Human Resource Consulting for benchmarking. You also state on page 50 that ICCA evaluates the quality of the comparative peer and other data provided to the company's compensation committee. Please tell us if the company engaged in any benchmarking of total compensation, or any material element of compensation. If so, please identify supplementally the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

13. Certain Relationships and Related Transactions, and Director Independence, page 239

Indebtedness, page 13 of Definitive Proxy Statement on Schedule 14A filed March 20, 2009

56.   We note the disclosure on page 13 of the definitive proxy statement that certain margin loans were made on substantially the same terms as those prevailing for comparable transactions for other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Corporate Information, page 240

57.   On page 241, you state the aggregate market value of the company's common stock held by non-affiliates on February 2, 2009. Please tell us the aggregate market value of the company's common stock held by non-affiliates on June 30, 2008. Please also revise your future filings accordingly. Refer to the cover page of Form 10-K.

Exhibit Index

58.   We note that the company filed the 2009 Deferred Cash Executive Retention

Award Plan, as amended and restated as of January 1, 2009, as an exhibit to the Form 10-K. It does not appear that the company filed a Current Report on Form 8-K to report the terms and conditions of the amendment and restatement of the plan. Please tell us how the company concluded that no Current Report was required. Refer to Item 5.02(e) of Form 8-K.

Form 8-K filed March 10, 2009

59.   We note your disclosure that, during 2008, your full quarterly average revenue excluding externally disclosed marks, was $21 billion. Under Item 7.01 of this Form, you note that this measure represents a non-GAAP measure, and you refer the reader to two separate pages in your 2008 Form 10-K for annual GAAP revenues and significant revenue items impacting your Securities & Banking business. Please tell us how you concluded:

    a.   That your presentation was appropriate since it does not provide a reconciliation to the most comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Rule 100(a)(2) of Regulation G.

    b.   That simply referring the reader to another document for certain of the information that is needed in the non-GAAP reconciliation complies with Regulation G.

60.   We note your disclosure that in January and February alone, your revenues, excluding externally developed marks, were $19 billion. We also note that you did not identify this measure as a non-GAAP measure under Item 7.01 of this Form. However, you did identify the comparable metric provided on a 2008 average quarterly basis as a non-GAAP measure. Please address the following:

    a.   Tell us whether you believe this measure represents a non-GAAP measure, and provide us your analysis supporting your conclusion.

    b.   To the extent that you believe it is a non-GAAP measure, please tell us how you concluded that you were not required to provide a reconciliation of this metric to GAAP revenues for this period, as well as to provide the remaining Regulation G disclosures.

    c.   Clarify whether any other business units besides Securities & Banking have revenue marks that have been excluded from this metric.

61.   We note your disclosure that "based on 2008 average quarterly revenues (excluding marks) and the fourth quarter run rate, quarterly pre-tax, pre-provision earnings are $8.3 billion." Please address the following:

a.   Tell us how you concluded that this was not a non-GAAP measure and that the disclosures required by Regulation G did not have to be provided.

b.   In this regard, we note that a reconciliation of this measure, quantified to the extent available without unreasonable efforts, is required under Regulation G for forward looking information. To the extent that you believe all of the information necessary to provide the quantified reconciliation is not available, please disclose the information that is unavailable and disclose the probable significance of that information.

c.   Tell us whether you have any preliminary information or expectations regarding the provision for loan losses during the period or expected revenue marks during the period. If so, please tell us how you concluded that this information was not required to be provided in order to balance your presentation disclosed so as to comply with Rule 100(b) of Regulation G.

d.   Clarify what this metric is meant to convey since it appears to be an estimate of first quarter 2009 results. In this regard, the metric appears to significantly rely on 2008 assumptions, as opposed to 2009 results thus far plus assumptions for the remainder of the quarter.

Preliminary Proxy Statement (Public Preferred Stock Amendments)

General

62.   To the extent any of the comments on this preliminary proxy statement are applicable to the preliminary proxy statement for the Common Stock Amendments, please revise that document accordingly.

63.   We note that each of the Dividend Blocker Amendment, the Director Amendment and the Retirement Amendment calls for amendments to the certificates of designations for each series of Public Preferred Stock. Please tell us how you concluded that each amendment to a particular certificate of designations should not be submitted as a separate matter to be acted upon. Refer to Exchange Act Rule 14a-4(a)(3). We also note that each of the three amendments referenced above requires the affirmative written consent of holders of two-thirds of the Public Preferred Depositary Shares, voting together as a class. Please tell us how, under Delaware law and your restated certificate of incorporation, you concluded that the Public Preferred Depositary Shares vote together as a class on each of these matters, rather than each series voting separately.

64.   Please confirm that the proxy statement will be sent to security holders at least 20

business days prior to the date the consents may be used to effect the actions contemplated by the proxy statement. Refer to Note D.3 to Schedule 14A.

65.   Please revise to disclose the method by which votes will be counted, including the treatment and effect of abstentions. Refer to Item 21(b) of Schedule 14A.

66.   We note that you direct your security holders to contact Morrow & Co., LLC with any questions about the proxy statement. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of the company through personal interview, telephone, or telegram, and all other soliciting material to the company's security holders. Refer to Exchange Act Rules 14a-6(b) and (c).

Information on Voting Securities, page 8

67.   We note the statement in the last sentence of the second paragraph on page 8. Please tell us if the company currently has any security holders that are entitled to take action in respect of the Public Preferred Stock Amendments that will not be solicited by this proxy statement. If so, please tell us how the company determined that such holders should not be solicited.

Background for the Transactions, page 10

Common Stock Proposals, page 12

68.   You incorporate the proxy statement related to the Common Stock Proposals by reference. Information may be incorporated by reference into a proxy statement only in the manner and to the extent specifically permitted in the items of Schedule 14A. Please revise accordingly. Refer to Note D to Schedule 14A.

Retirement Amendment, page 18

69.   We note the disclosure of the number of shares of preferred stock that could be returned to the status of authorized but unissued shares of preferred stock in connection with the Exchange Offers and related transactions. Please revise to disclose the current number of authorized but unissued shares of preferred stock.

Authorized Preferred Stock Increase, page 20

70.   Please tell us, with a view towards revised disclosure, if the company has any current plans to issue any of the shares of preferred stock being authorized.

Security Ownership of Certain Beneficial Owners and Management, page 22

71.   You disclose the beneficial ownership of the company's common stock and preferred stock as of December 31, 2008. Please revise to disclose the beneficial ownership information as of the most recent practicable date.

Selected Financial Data, page 33

72.   You incorporate by reference your Annual Report on Form 10-K for the fiscal year ended December 31, 2008 in its entirety. Please revise to incorporate by reference only the information required by Item 13(a) of Schedule 14A. Refer to Note D to Schedule 14A.

Preliminary Proxy Statement (Common Stock Amendments)

General

73.   To the extent any of the comments on this preliminary proxy are applicable to the preliminary proxy statement for the Public Preferred Stock Amendments, please revise that document accordingly.

Questions and Answers About the Proxy Solicitation Materials…, page 1

Q: Who is soliciting my proxy?, page 1

74.   We note that the company will send this proxy statement to holders of Public Preferred Depositary Shares and Trust Preferred Securities upon the commencement of the Exchange Offers and to all other common stock holders shortly after the settlement date of the Exchange Offers. Please tell us if you plan to update the information in the proxy statement prior to the second mailing, including, in particular, to disclose the results of the Exchange Offers or update the information with respect to the USG/Private Holders Transactions. Please also tell us how holders of Public Preferred Depositary Shares and Trust Preferred Securities who validly tender their shares in exchange for common stock will be in a position to make an informed investment decision on the Common Stock Amendments if they will not have access to the same information that all other common stock holders will have at the time they make their investment decision. We note, in that regard, that the proxies granted by holders of Public Preferred Depositary Shares and Trust Preferred Securities become irrevocable upon the expiration of the Exchange Offers.

Information on Voting Securities, page 7

75.   Please tell us, with a view towards revised disclosure, if holders of the Interim

Securities will be entitled to consent to the Common Stock Amendments. We note the disclosure in the second bullet point on page 9 regarding the voting rights of the Interim Securities.

Reverse Stock Split, page 18

Effect on Options, Restricted Stock Awards and Units, Warrants…, page 24

76.   Please revise to disclose whether the proportionate adjustments discussed in this section would apply to the Interim Securities and related warrants.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brittany Ebbertt at (202) 551-3572, Rebekah Moore at (202) 551-3303 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469, Christian Windsor, Special Counsel, at (202) 551-3419 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Alan L. Beller, Esq.
        David Lopez, Esq.
        Jeffrey D. Karpf, Esq.
        Matthew P. Salerno, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        (By facsimile)